Exhibit 99.3

NEO Exchange: NETZ

OTCQB: OFSTF | FSE: M2Q

NEWS RELEASE

CARBON STREAMING ANNOUNCES QUARTERLY FINANCIAL RESULTS

Momentum Continues amid Strengthening Carbon Market with MarVivo Stream Closing, Uplisting to OTCQB and Strategic Additions to Board and Management

Quarterly Update Call to be held on Tuesday February 15, 2022

TORONTO, ON, February 14, 2022, Carbon Streaming Corporation (NEO: NETZ) (OTCQB: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) has released its financial results for the three and six -months ended December 31, 2021. All figures in United States Dollars, unless otherwise indicated. The Company is hosting a live audio call at 11 a.m. EST on Tuesday February 15, 2022. Details on how to register and participate in the conference call are provided below.

Carbon Streaming CEO Justin Cochrane commented: “We enter 2022 with a strong cash position and solid foundation to deliver on our corporate mission of fighting climate change and positively impacting the surrounding communities and ecosystems where we invest. The next twelve months will be a formative period for the Company as we continue to execute on our vision by deploying critically needed financing to scale carbon projects and meet demand.”

Q2 Carbon Credit Streams

●	Carbon Streaming closed its third carbon credit streaming agreement with MarVivo Corporation for the right to purchase the greater of 200,000 credits or 20% of the annual verified carbon credits from the MarVivo Blue Carbon Project each year. Located in Baja California Sur, Mexico, the project is focused on the conservation of mangrove forests and their associated marine ecosystem.

Q2 Corporate & Financial Highlights

●	As of December 31, 2021, the Company had $103.9 million in cash and no corporate debt.

●	For the six months ended December 31, 2021, the Company invested and committed to invest $62.2 million in carbon credit streaming investments and strategic assets.

●	The Company upgraded its OTC listing to the OTCQB Market on November 22, 2021, under the symbol OFSTF.

●	On November 20, 2021, the Company’s previously issued Special Warrants automatically converted into 21.0 million shares and 21.0 million warrants. As of December 31, 2021, the Company had 46.6 million Common Shares and 33.4 million Warrants outstanding.

●	The Company’s securities commenced trading on a post-consolidation basis on October 25, 2021. The consolidation was implemented on the basis of one post-consolidation common share for every five pre-consolidation common shares (1-for-5).

●	The Company significantly strengthened its team by adding Mr. Geoff Smith as President and COO, Mr. Derek Sawkins as EVP, Investments and Strategy, and Ms. Candace MacGibbon and Ms. Alice Schroder (January 2022) to the Board of Directors of the Company.

●	The Company incurred a net loss of $47.3 million for the quarter, primarily due to a $40.9 million non-cash charge related to the revaluation of warrant liabilities for its Canadian dollar denominated warrants. Adjusted net loss, which removes the impact of the warrant liabilities revaluation, was a loss of $6.4 million. Adjusted net income (loss) is a Non-IFRS measure, see “Advisories - Non-IFRS Measures”.

Carbon Markets Update

●	The voluntary carbon markets (“VCM”) experienced strong price appreciation and exceptional growth throughout 2021.

●	Nature based carbon credits are currently trading at an average of $14.88/credit (as seen on www.carboncredits.com). REDD+ credits have nearly tripled in price since Carbon Streaming invested in both the Rimba Raya and Cerrado Biome projects.

●	The VCM exceeded $1 billion in transactions in 2021, according to Ecosystem Marketplace.

Audio Conference Call

Analysts and investors are invited to join an interactive audio call on Tuesday February 15, 2022, at 11 a.m. EST during which CEO Justin Cochrane, President Geoff Smith and other members of the management team will provide a brief company update and answer questions from participants. Register in advance at: http://www.directeventreg.com/registration/event/5636805.

Detailed call-in instructions will be emailed once participant registration is complete. An audio replay of the conference call will be available on the Company website until 11:59 p.m. EST March 1, 2022.

About Carbon Streaming

Carbon Streaming is a unique ESG principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Advisories:

The references to third party websites and sources contained in this new release are provided for informational purposes and are not to be considered statements of the Company.

Non-IFRS Measures

This news release contains the financial term “adjusted net loss”, which is not considered in the International Financial Reporting Standards (“IFRS”). The Company’s determination of this non-IFRS measure may differ from other reporting issuers, and therefore may not be comparable to similar measures presented by other companies where similar terminology is used.

A reconciliation of “net loss” to “adjusted net loss” can be found in the Company’s MD&A for the three and six months ended December 31, 2021 (the “MD&A”) in the “Non-IFRS Measures” section and such information is incorporated by reference herein. The MD&A is available on SEDAR at www.sedar.com and on the Company’s website at www.carbonstreaming.com.

This non-IFRS measure should not be considered in isolation or as a substitute for measures of performance or cash flows as prepared in accordance with IFRS. This financial measure is included because management believes that this non-IFRS measure, together with measures prepared in accordance with IFRS, provides useful information to investors and shareholders in assessing the Company’s liquidity and overall performance as it removes the impact of non-cash charges. Refer to the “Non-IFRS Measures” section on page 17 of the MD&A for further details.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to execution of the Company’s investment strategy and statements regarding the Company’s financial future) are forward-looking information.

This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.